

November 4, 2010

Mr. Daniel Brazier
Chief Financial Officer
Kingsway Financial Services, Inc.
7120 Hurontario Street, Suite 800
Mississauga, Ontario, Canada L5W 0A9
Canada

   Re: **Kingsway Financial Services, Inc.**
     Form 40-F for the Year Ended December 31, 2009
     Filed on April 2, 2010
     File No. 001-15204

Dear Mr. Brazier:

   We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Gus Rodriguez
       Accounting Branch Chief